UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 600 - 200 Burrard Street, Vancouver,
                            British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TECK COMINCO LIMITED
                                          (Registrant)



Date:    July 23, 2003                    By:   /s/ KAREN L. DUNFEE
                                              ---------------------------------
                                                Karen L. Dunfee
                                                Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100

                                                               [GRAPHIC OMITTED]
        NEWS                                                [LOGO - TECKCOMINCO]
      RELEASE                                      -----------------------------

                                           FOR IMMEDIATE RELEASE - JULY 23, 2003
                                                                        03-13-TC

2Q            INTERIM REPORT FOR THE THREE MONTHS ENDED JUNE 30, 2003
================================================================================


                       TECK COMINCO REPORTS SECOND QUARTER
                           NET EARNINGS OF $12 MILLION


         HIGHLIGHTS FOR SECOND QUARTER

         o Net earnings for the second quarter were $12 million, or 6 cents per share, compared with $8 million or 4 cents per share in the second quarter of 2002. Included in second quarter earnings was $5 million of future income tax benefits in respect of favourable changes to Canadian tax legislation.

         o Net earnings of $23 million for the six months were $13 million higher than the first half of 2002.

         o Cash flow from operations before changes to non-cash working capital items was $51 million in the second quarter, or $5 million higher than the second quarter of 2002. Cash flow for the six months ended June 30 was $102 million, or $17 million higher than the $85 million a year ago.

         o Coal production at the Elk Valley Coal Partnership was on plan in the second quarter. An integrated operating plan was completed and progress is being made to implement the plan and achieve the identified synergies.

         o Net debt (total debt less cash) was reduced by $155 million during the quarter, of which $77 million was due to the appreciation of the Canadian dollar and $78 million was from loan repayments.

         o Long-term debt at June 30, 2003 was $934 million, excluding the Inco Exchangeable Debentures. This debt level was similar to long-term debt of $933 million at December 31, 2002, despite a cash investment of $275 million in February 2003 in the Elk Valley Coal Partnership and the Fording Canadian Coal Trust.


--------------------------------------------------------------------------------
Reference:  Tom Merinsky, Director, Investor Relations
Additional corporate information is available on the Internet at
http://www.teckcominco.com
--------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE THREE MONTHS ENDED JUNE 30, 2003, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2002 ANNUAL REPORT.

FINANCIAL SUMMARY

Unaudited net earnings in the second quarter were $12 million compared with $8 million in the second quarter of 2002. Included in second quarter earnings was $5 million of tax benefits recognized as a result of favourable changes to the Canadian tax legislation affecting mining companies giving rise to a reduction in future income tax liability. Net earnings excluding this tax adjustment were $7 million in the second quarter compared with $8 million in the same period last year. Net earnings for the six months were $23 million compared with $10 million a year ago.

Operating profit in the second quarter was $40 million, down from $49 million in the same period last year due mainly to reduced profits from coal operations, as a result of the shutdown of the Bullmoose mine at the end of the first quarter in the current year, a lower coal price and the adverse effect of the Canadian/U.S. dollar exchange rate.

The Canadian dollar rose against the U.S. dollar during the second quarter, with an average spot rate of 1.40 compared with 1.55 in the same quarter last year. The weaker U.S. dollar adversely affected the earnings of the company's Canadian operations, but hedging gains from forward U.S. dollar contracts resulted in a realized exchange rate of 1.47 for the company's Canadian operations in the second quarter. The weaker U.S. dollar did not have a material effect on the company's foreign operations.

Cash flow from operations, before changes in non-cash working capital items, was $51 million in the second quarter, or $5 million higher than the second quarter of 2002. Lower operating profits from operations were offset by gains from sale of investments, lower overhead costs and lower cash taxes compared to a year ago.

At June 30, 2003, net debt (total debt less cash), excluding the Inco Exchangeable Debentures, was $924 million or 28% of net debt plus equity, compared with $1.08 billion or 30% of net debt plus equity at the end of the first quarter of 2003.

REVENUES

Revenues from operations were $502 million in the second quarter, down from revenues of $521 million in the second quarter of 2002 due mainly to the effect of the weaker U.S. dollar.

Production and sales volumes in the second quarter are presented in the tables on pages 19 and 20. Realized prices for major products from mine operations and the realized Canadian/U.S. dollar exchange rate, including the effect of hedging activities, are as follows:

                                                                  SECOND QUARTER                     YEAR TO DATE
                                                        -------------------------------    -----------------------------
                                                            2003      2002  % Change          2003    2002   % Change
     ZINC (US$/pound)                                       0.35      0.36        -3%         0.35    0.36          -3%
     COPPER (US$/pound)                                     0.76      0.73        +4%         0.76    0.72          +6%
     LEAD (US$/pound)                                       0.21      0.20        +5%         0.21    0.21          --%
     GOLD (US$/ounce)                                        347       318        +9%          345     305         +13%
     COAL (US$/tonne)                                         42        42        --%           44      42          +5%
     CANADIAN/U.S. EXCHANGE RATE*  (US$1 = Cdn$)            1.47      1.55        -5%         1.48    1.57          -6%

     *  Realized Canadian/U.S. dollar exchange rate for Canadian operations only.

2   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                THREE MONTHS ENDED JUNE 30           SIX MONTHS ENDED JUNE 30
                                               ------------------------------      -----------------------------
     100%                                            2003             2002                2003             2002
     ----
     Production  - Zinc (tonnes)                   72,500           71,500             143,700          144,000
                 - Lead (tonnes)                   25,200           21,400              48,100           44,700
                 - Silver (000's ozs)               4,893            4,088               9,549            8,593
                 - Gold (000's ozs)                    35               39                  61               81
     Sales  - Zinc (tonnes)                        74,800           80,300             143,500          146,700
            - Lead (tonnes)                        20,500           27,700              42,600           40,300
     Surplus power sold* (GW.h)                       257              165                 438              342
     Operating profit ($ millions)                      6                9                  18               13

     * Power sales for the previous year have been restated to include only surplus power sold and exclude power purchased for resale.

Profitability of metal operations at Trail suffered in the second quarter from a significantly weaker U.S. dollar, mitigated by hedging gains of $4 million on U.S. dollar forward contracts.

Lower treatment charges, which decreased by approximately 10% in the second quarter compared to a year ago, and lower fertilizer sales and prices also contributed to reduced profitability in the second quarter.

Partially offsetting the lower profits from metal operations were higher power sales and prices. Power sales to third parties of 257,000 MW.h in the second quarter were 56% higher than the same period last year, while power prices averaging US$31 per MW.h doubled from the price of US$15 per MW.h a year ago.

CAJAMARQUILLA REFINERY (85%)

                                                       THREE MONTHS ENDED JUNE 30           SIX MONTHS ENDED JUNE 30
                                                      ------------------------------      -----------------------------
     100%                                                    2003             2002               2003             2002
     ----
     Production  - Zinc (tonnes)                           31,200           19,000             62,700           49,500
     Sales - Zinc (tonnes)                                 31,100           20,400             62,600           47,300
     Operating profit ($ millions)                              3                1                  8                5

Production and sales in the second quarter at Cajamarquilla were higher than a year ago, as the plant had been shut down in June 2002, the first month of a three-month market-related shutdown. The operating profit was lower a year ago due to operating costs incurred during the shutdown.

In April, the company made a capital contribution of US$20 million to Cajamarquilla to reduce the bank indebtedness of this subsidiary, which resulted in an increase of the company's ownership interest from 82% to 85%.


3   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

RED DOG MINE (100%)

                                                       THREE MONTHS ENDED JUNE 30           SIX MONTHS ENDED JUNE 30
                                                      ------------------------------      -----------------------------
     100%                                                   2003             2002               2003              2002
     ----
     Tonnes milled (000's)                                   810               780             1,617             1,574
     Zinc grade (%)                                         21.5              20.8              21.4              21.0
     Zinc recovery (%)                                      84.2              84.8              84.3              84.4
     Production - Zinc in concentrate (tonnes)           142,100           136,200           286,100           277,900
     Sales - Zinc in concentrate (tonnes)                 97,500            86,700           244,700           215,500
     Operating profit (loss) ($ millions)                     (3)               (4)               (9)               (7)

Higher throughput and ore grades in the second quarter compared with a year ago resulted in higher zinc production at the Red Dog mine. The increased production at similar operating costs resulted in a lower unit cost for production inventory.

ANTAMINA MINE (22.5%)

                                                         THREE MONTHS ENDED JUNE 30         SIX MONTHS ENDED JUNE 30
                                                      ------------------------------      -----------------------------
     100%                                                    2003            2002                2003            2002
     ----
     Tonnes milled (000's)                                  6,696           7,251              13,120           13,559
     Copper grade (%)                                        1.09            1.43                1.20             1.37
     Zinc grade (%)                                          1.97            0.93                1.76             1.17
     Copper recovery (%)                                    83.77           88.11               87.41            86.97
     Zinc recovery (%)                                      81.65           84.57               82.01            82.44
     Production - Copper in concentrate (tonnes)           65,000          93,700             137,500          170,900
     Production - Zinc in concentrate (tonnes)             99,500          47,200             171,100          112,900
     Sales - Copper in concentrate (tonnes)                65,100          88,100             134,000          176,700
     Sales - Zinc in concentrate (tonnes)                 108,300          52,500             162,200          133,000
     Equity earnings from the company's
        22.5% investment ($ millions)                           4               5                  10                9

Due to the mining and processing of a different mix of ores in the second quarter, copper ore grades were significantly lower than a year ago while zinc ore grades were significantly higher. The throughput rate was lower also due mainly to the types of ores being processed.

Lower copper production and sales in the second quarter compared to a year ago were compensated by higher zinc sales and a higher copper price. Equity earnings of $4 million were $1 million lower than in the second quarter of 2002.

On July 1, 2003 Antamina delivered to the senior debt lenders the certificates required by the project debt agreement to achieve completion. The company is expected to commence proportionate consolidation of the Antamina accounts in the third quarter, when certain voting restrictions on the company with respect to the management of the mine under the Antamina shareholders' agreement are removed.


4   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                       THREE MONTHS ENDED JUNE 30           SIX MONTHS ENDED JUNE 30
                                                      ------------------------------      -----------------------------
     100%                                                    2003             2002               2003             2002
     ----
     Tonnes milled (000's)                                 12,566           12,225             24,168           24,003
     Copper grade (%)                                        0.39             0.43               0.40             0.42
     Copper recovery (%)                                    87.21            89.91              87.24            89.60
     Production - Copper in concentrate (tonnes)           42,600           47,400             83,300           91,200
     Sales - Copper in concentrate (tonnes)                33,200           45,800             64,300           81,400
     Company's 63.9% share of operating
        profit ($ millions)                                     7                9                 15               14

Lower copper production in the second quarter was mainly due to lower planned ore grades and a lower recovery rate caused by the type of ore being mined. Copper sales were lower in the second quarter than a year ago due mainly to the timing of sales and shipments, and are expected to increase in the second half of the year.

Production of molybdenum in the second quarter increased to 1.8 million pounds from 1.5 million pounds a year ago. Molybdenum prices averaged US$5.15 per pound in the second quarter compared with US$4.35 per pound in the same period last year.

Significantly lower copper sales were partially compensated by higher contributions from the sale of molybdenum, and operating profit was $2 million lower than the second quarter of 2002.

HEMLO MINES (50%)

     WILLIAMS                                          Three months ended June 30           Six months ended June 30
                                                      ------------------------------      -----------------------------
     100%                                                    2003             2002               2003             2002
     ----
     Tonnes milled (000's)                                    767              771              1,487            1,508
     Grade (g/tonne)                                         3.98             3.90               4.37             3.89
     Mill recovery (%)                                      94.48            94.18              94.74            93.82
     Gold production (000's ozs)                               93               91                198              177
     Company's 50% share of operating
        profit ($ millions)                                     3                2                  8               --


     DAVID BELL
     100%
     ----
     Tonnes milled (000's)                                     94              112                199              230
     Grade (g/tonne)                                        10.64             9.46              10.19             9.85
     Mill recovery (%)                                      94.48            94.18              94.74            93.82
     Gold production (000's ozs)                               31               32                 62               68
     Company's 50% share of operating
        profit ($ millions)                                     2                1                  3                2

Gold production at the Williams mine of 93,000 ounces in the second quarter was slightly higher than a year ago, with similar throughput, head grades and recovery rates in the two periods. Gold production at the David Bell mine of 31,000 ounces in the second quarter was similar to last year, with higher ore grades compensating for the lower throughput. Combined operating profit of $5 million was higher than $3 million in the second quarter of 2002 due mainly to a higher gold price.

The construction of the paste-backfill system at the Williams mine was completed in May, on schedule and $1 million under budget.


5   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

The average cash operating cost for the Hemlo operations was US$255 per ounce in the second quarter compared with US$245 per ounce a year ago, with the increase due mainly to the U.S./Canadian exchange rate.

ELK VALLEY COAL PARTNERSHIP (35%)*

                                                  THREE MONTHS ENDED JUNE 30          FOUR MONTHS ENDED JUNE 30
                                                 ------------------------------      -----------------------------
     100%                                               2003             2002               2003             2002
     ----
     Coal production (000's tonnes)                    5,802               --              7,735               --
     Coal sales (000's tonnes)                         5,769               --              7,658               --
     Average sale price (US$/tonne)                       42               --                 43               --
     Average sale price (Cdn$/tonne)                      62               --                 63               --
     Cost of sales (Cdn$/tonne)                           51               --                 51               --
     Company's 35% share of operating
        profit ($ millions)                               22               --                 30               --

* The company holds a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the Partnership. The company's direct and indirect interest in the coal partnership is 41%. The company's share of income from the coal trust is included in other income and expense.

Coal production of 5.8 million tonnes in the second quarter was in line with expectations. Coal sales of 5.8 million tonnes were lower than planned due to congestion at the port caused by damaged loading equipment. Sales are forecast to exceed production levels in the second half of the year with inventory reduction expected to occur mostly in the third quarter.

Following the formation of the Elk Valley Coal Partnership on February 28, efforts are underway to attain operating and marketing synergies. An integrated operating plan was developed and is being put in place to rationalize all operations. Synergies identified include rationalization of production plans to reduce operating and capital costs, adopting best practices across all mine-sites, coordinating purchasing and materials management efforts, lowering product inventory, coordinating rail and port services, and improvement of products to better suit customer needs. Teck Cominco as the manager of the coal partnership will be able to increase its direct ownership by up to 5% if certain specified synergies are achieved before the end of March 2007.

OTHER INCOME AND EXPENSE

Included in the net amount of $5 million of other income were $2 million of income from the company's investment in the Fording Canadian Coal Trust and gain on sale of investments of $6 million, offset by miscellaneous expenses of $3 million.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $51 million in the second quarter compared with $46 million a year ago. Non-cash working capital items decreased by $28 million in the second quarter, due in part to a reduction in coal inventory at the closed Bullmoose mine.

Capital expenditures on property, plant and equipment in the second quarter amounted to $27 million, including $5 million at Trail, $5 million on the Pend Oreille project and $5 million of deferred stripping costs at Elk Valley.

On June 30, 2003, the company received a $48 million deferred payment from Aur Resources Inc. in relation to its purchase of the Quebrada Blanca mine from the company in 2000. The proceeds were used to reduce long-term debt.


6   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

Repayment of long-term debt totalled $78 million in the second quarter. In addition, long-term debt was reduced by a further $77 million as a result of the restatement of U.S. dollar denominated long-term debt at the June 30 exchange rate of 1.36.

At June 30, 2003, net debt (total debt less cash) excluding the Inco Exchangeable Debentures was $924 million or 28% of net debt plus equity, compared with $1.08 billion or 30% at March 31, 2003. Long-term debt of $934 million was virtually unchanged from December 31, 2002, despite a cash investment of $275 million in February 2003 in the Elk Valley Coal Partnership and the Fording Canadian Coal Trust.

At June 30, 2003 the company had bank credit facilities aggregating $837 million in total commitments, 83% of which mature in 2006 and beyond. Unused credit lines under these facilities amounted to $578 million.

PROJECT DEVELOPMENT

Construction of the Pend Oreille mine in Washington State continued to progress well, with total development cost on budget and production startup scheduled in the first quarter of 2004. Hiring and training of mine personnel is underway and will continue through the second half of the year. On commencement of production, Pend Oreille will supply concentrates with favourable processing characteristics to the Trail refineries at low transportation costs.

The permitting process is continuing for the Pogo gold project in Alaska. The Draft Environmental Impact Statement was issued by the EPA on March 13, 2003, and was followed by a 60-day public comment period during which time public meetings were held. The final Environmental Impact Study is being prepared to address all the issues that were raised. It is anticipated that final permits for construction and development will be issued in the fourth quarter.

OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the second half of the year, except for those changes previously discussed under the Review of Operations section.

The company's earnings and cash flow are sensitive to zinc, copper, gold and coal prices, and to the Canadian/U.S. dollar exchange rate. For each Canadian one cent change in the U.S. dollar exchange rate, the impact on annual after-tax earnings is estimated to be $5 million before the effect of hedging, and approximately $2.5 million after taking into account the current hedge positions. The outstanding hedge positions are presented in the notes to the financial statements.

Subsequent to the quarter end, copper and zinc prices moved higher and exceeded the average in the first half of the year. The Canadian dollar also weakened against the U.S. dollar from an average rate of 1.35 in June to the 1.40 level. These price and exchange rate movements, if sustained, will be favourable to the company's earnings and cash flow.

The company's capital expenditures in the second half of 2003 are estimated to be approximately $105 million, including $35 million on the Pend Oreille project, $30 million at Trail and $7 million at Red Dog. The company's 35% share of sustaining capital expenditures in the Elk Valley Coal Partnership is estimated to be $10 million.


7   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q2/2003 financial results on Thursday, July 24, 2003 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.newswire.ca and
-------------------                                   ---------------
www.q1234.com. The webcast will be archived at www.teckcominco.com.
-------------                                  -------------------



8   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
--------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                  JUNE 30                               JUNE 30
                                                       ------------------------------       --------------------------------
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                2003              2002                2003              2002
----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                    $   502           $   521              $1,053            $1,022
COST OF OPERATIONS                                             (419)             (426)               (872)             (846)
DEPRECIATION AND AMORTIZATION                                   (43)              (46)                (89)              (93)
----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 40                49                  92                83

OTHER EXPENSES
     General, administration and marketing                      (14)              (14)                (28)              (28)
     Interest on long-term debt                                 (16)              (16)                (32)              (34)
     Exploration                                                 (7)               (8)                (13)              (14)
     Research and development                                    (3)               (6)                 (8)              (10)
     Other income (expense) (Note 3)                              5                 3                   3                 4

----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                     5                 8                  14                 1

INCOME AND RESOURCE TAXES                                         3                (5)                 (1)               --
EQUITY EARNINGS FROM ANTAMINA (Note 7)                            4                 5                  10                 9

----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                $    12          $      8             $    23           $    10
============================================================================================================================

BASIC EARNINGS PER SHARE                                    $  0.06          $   0.04             $  0.12           $  0.05
DILUTED EARNINGS PER SHARE                                  $  0.06          $   0.04             $  0.12           $  0.05
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                 184,554           184,535             184,548           184,514
SHARES OUTSTANDING AT END OF PERIOD (000'S)                 184,554           184,536             184,554           184,536


9   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
--------------------------------------------------------------------------------

                                                                     THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                          JUNE 30                         JUNE 30
                                                                 ---------------------------     ---------------------------
(IN MILLIONS OF DOLLARS)                                                2003           2002            2003           2002
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net earnings                                                    $    12        $     8          $   23         $   10
     Items not affecting cash:
         Depreciation and amortization                                    43             46              89             93
         Future income and resource taxes                                 (1)            (2)             (3)            (9)
         Equity earnings                                                  (4)            (5)            (10)            (9)
         Other                                                             1             (1)              3             --
     -----------------------------------------------------------------------------------------------------------------------
                                                                          51             46             102             85
     Net change in non-cash working capital items                         28            (15)              4            (17)
     -----------------------------------------------------------------------------------------------------------------------
                                                                          79             31             106             68
FINANCING ACTIVITIES
     Short-term bank loans                                                 6              6               6            (25)
     Increase in long-term debt                                           --            200             255            227
     Repayment of long-term debt                                         (78)          (358)           (112)          (368)
     Reduction of long-term liabilities                                  (21)            --             (28)            --
     Decrease in funds held on deposit                                    --            157              --            157
     Interest on exchangeable debentures                                  (2)            (2)             (2)            (2)
     Class B subordinate voting shares issued                             --              1              --              1
     Dividends paid                                                      (19)           (19)            (19)           (19)
     -----------------------------------------------------------------------------------------------------------------------
                                                                        (114)           (15)            100            (29)
INVESTING ACTIVITIES
     Investment in coal partnership and income trust                       7             --            (259)            --
     Property, plant and equipment                                       (27)           (41)            (56)           (81)
     Investments                                                          (4)            (3)             (6)            (5)
     Deferred payment received from Aur Resources Inc.                    48             --              48             --
     Proceeds from sale of investments and mining assets                  17             13              19             16
     -----------------------------------------------------------------------------------------------------------------------
                                                                          41            (31)           (254)           (70)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   (3)            (1)             (8)            (1)

----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                3            (16)            (56)           (32)

CASH AT BEGINNING OF PERIOD                                               32             85              91            101

----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                 $   35         $   69          $   35         $   69
============================================================================================================================



10   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
--------------------------------------------------------------------------------
                                                         JUNE 30     DECEMBER 31
(IN MILLIONS OF DOLLARS)                                    2003            2002
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
     Cash                                               $     35        $     94
     Accounts and settlements receivable                     210             235
     Production inventories                                  504             495
     Supplies and prepaid expenses                           117             134
     ---------------------------------------------------------------------------
                                                             866             955

INVESTMENTS                                                  470             414

PROPERTY, PLANT AND EQUIPMENT                              3,293           3,393

OTHER ASSETS                                                 215             196

--------------------------------------------------------------------------------
                                                        $  4,844        $  4,958
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued liabilities           $   296         $   294
     Short-term bank loans                                    6              --
     Current portion of long-term debt                       19              26
     ---------------------------------------------------------------------------
                                                            321             320

LONG-TERM DEBT (Note 7)                                     934             933
OTHER LIABILITIES                                           353             351
FUTURE INCOME AND RESOURCE TAXES                            551             556
DEBENTURES EXCHANGEABLE FOR INCO SHARES                     248             248
MINORITY INTERESTS                                           25              30
SHAREHOLDERS' EQUITY (Note 4)                             2,412           2,520

--------------------------------------------------------------------------------
                                                        $ 4,844         $ 4,958
================================================================================


11   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                              JUNE 30                        JUNE 30
                                                                     --------------------------     --------------------------
(IN MILLIONS OF DOLLARS)                                                    2003          2002             2003          2002
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                              $482          $483             $472          $502
Adjustment on adoption of new accounting standard for
     foreign currency translation (Note 1(b))                                 --            --               --           (20)
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                                   482           483              472           482
Net earnings                                                                  12             8               23            10
Dividends                                                                    (19)          (19)             (19)          (19)
Exchangeable debentures interest, net of tax                                  (1)           (1)              (2)           (2)

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                                    $474          $471             $474          $471
==============================================================================================================================



12   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     (a)   Interim financial statements
           These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

     (b)   Foreign exchange translation
           Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt, unless designated as a hedge against self-sustaining foreign operations, are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.


2.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                      JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                      2003         2002              2003        2002
     ------------------------------------------------------------------------------------------------------------------
     Interest paid                                                   $7          $15               $35          $31
     Income and resource taxes paid (recovered)                      $6         $ (4)              $13          $18


3.   OTHER INCOME (EXPENSE)

                                                                THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                      JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                      2003         2002              2003        2002
     ------------------------------------------------------------------------------------------------------------------
     Income from Fording Canadian Coal Trust                        $ 2         $ --               $ 3         $ --
     Gain on sale of investments                                      6            4                 9            6
     Interest and investment income                                  --            2                 3            4
     Other income (expense)                                          (3)          (3)               (6)          (4)
     Foreign exchange losses                                         --           --                (6)          (2)

     ------------------------------------------------------------------------------------------------------------------
                                                                    $ 5          $ 3               $ 3          $ 4
     ==================================================================================================================


4.       SHAREHOLDERS' EQUITY

     (IN MILLIONS OF DOLLARS)                                           JUNE 30, 2003               DECEMBER 31, 2002
     ------------------------------------------------------------------------------------------------------------------
     Exchangeable debentures                                                  $   107                         $   107
     Share capital                                                              1,786                           1,786
     Contributed surplus                                                           50                              50
     Retained earnings                                                            474                             472
     Cumulative translation adjustment                                             (5)                            105

     ------------------------------------------------------------------------------------------------------------------
                                                                               $2,412                          $2,520
     ==================================================================================================================


13   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

4.   SHAREHOLDERS' EQUITY, CONTINUED

     The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.


5.   OPTIONS

     In the quarter ended June 30, 2003, the company granted to directors options to purchase 300,000 Class B Subordinate Voting Shares at the market price at that date of $10.72 per share. These share options have a term of six years and expire in 2009. In the quarter ended March 31, 2003, the company granted to employees options to purchase 1,001,000 Class B Subordinate Voting Shares at the market price at that date of $12.00 per share. These share options also have a term of six years and expire in 2009. At June 30, 2003, there were outstanding director and employee share options to purchase 9,174,000 shares (5.0% of issued share capital) at exercise prices ranging between $6.39 and $29.30 per share.

     The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1 million for the three months ended June 30, 2003 in respect of its director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                                               THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                     JUNE 30                         JUNE 30
     (IN MILLIONS OF DOLLARS)                                      2003            2002           2003             2002
     --------------------------------------------------------------------------------------------------------------------
     Net earnings
         As reported                                              $  12           $   8          $  23            $  10
         Compensation expense                                        (1)             --             (3)              (5)

     --------------------------------------------------------------------------------------------------------------------
     Pro forma net earnings (loss)                                $  11           $   8          $  20            $   5
     ====================================================================================================================

     Basic earnings per share
         As reported                                              $0.06           $0.04          $0.12            $0.05
         Pro forma                                                $0.05           $0.04          $0.10            $0.02
     Diluted earnings per share
         As reported                                              $0.06           $0.04          $0.12            $0.05
         Pro forma                                                $0.05           $0.04          $0.10            $0.02

     The average fair value of Class B subordinate voting share options issued in the second quarter was estimated as $2.68 per share option ($2.47 per share option issued in the first quarter) at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

                                                                     THREE MONTHS ENDED               THREE MONTHS ENDED
                                                                          JUNE 30, 2003                   MARCH 31, 2003
     --------------------------------------------------------------------------------------------------------------------
     Dividend yield                                                                1.9%                             1.7%
     Risk free interest rate (3.5 years)                                           4.5%                            3.85%
     Expected life (based on recent experience)                               3.5 years                        3.5 years
     Expected volatility                                                            25%                              25%


14   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

6.   HEDGE POSITION AT JUNE 30, 2003

                                                                                              2007 -              MARKET VALUE
                                                2003        2004        2005       2006       2009         TOTAL    GAIN (LOSS)
       ------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (Cdn$
                                                                                                                    millions)
       GOLD (000's ozs)
          Forward sales contracts                 5           13          --         --         131          149           $(2)
          Average price (US$/oz)             US$360       US$350          --         --      US$350       US$350

          Forward sales contracts                62           48          48         32           7          197            $5
          Average price (C$/oz)               C$492        C$511       C$528      C$519       C$520        C$510

       US DOLLARS (millions)
          Forward sales contracts (note      US$132       US$184      US$147      US$53          --       US$516           $78
          c)
          Average exchange rate                1.55         1.54        1.50       1.52          --         1.53

       US DOLLARS (millions)
          Forward collars                     US$65       US$117       US$18         --          --       US$200           $35
          Average upper limit                  1.60         1.61        1.63         --          --         1.60
          Average lower limit                  1.54         1.56        1.59         --          --         1.56

       POWER (MW.h)
          Forward sales contracts            172,600          --          --         --          --      172,600           $(2)
          Average price (US$/MW.h)             US$41          --          --         --          --        US$41

     INTEREST RATE SWAP
       PRINCIPAL AMOUNT             RATE SWAPPED           RATE OBTAINED              MATURITY DATE             UNREALIZED GAIN
       ------------------------------------------------------------------------------------------------------------------------
       US$100 million               3.75%                  LIBOR minus .96%           July 2006                 Cdn$7.2 million
       US$50 million                7%                     LIBOR plus 2.34%           September 2012              Cdn$2 million

       Notes:   a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 158 million pounds of zinc averaging US$0.39 per pound maturing in 2003 to 2004, and 18 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 236,000 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At June 30, 2003 the one-year lease rate was 0.35%, and the average floating rate achieved to date is 1.24%.
                c)   Included in the U.S. dollar forward sales contracts of $516 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$407 million.


7.   INVESTMENT IN ANTAMINA

     The company accounts for its 22.5% investment in Compania Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project, the company had provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. On July 1, 2003, CMA delivered to the senior lenders the certificates required by the project debt agreement to achieve completion, and the project debt became non-recourse.

     Certain voting restrictions on the company in relation to the management of CMA are expected to be removed in the third quarter and the company will account for its investment in CMA on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt. The company's share of this debt was $359 million (US$265 million) at June 30, 2003.



15   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

8.   MARKETABLE INVESTMENT

     In the fourth quarter of 2002, the company wrote down the carrying value of its investment in Sons of Gwalia Limited from $86 million to $64 million. The market value of this investment at June 30, 2003 was $37 million. The company will continue to monitor this investment and will record an additional writedown if the diminution of value is considered to be other than temporary.


9.   CONTINGENCY

     In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million, based on the December 31, 1996 valuation (current value - $120 million), should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.



16   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)
--------------------------------------------------------------------------------

                                          FOR THE THREE MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                                             OPERATING                DEPRECIATION
                                                 REVENUES                  PROFIT (LOSS)            AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2003     2002                2003      2002             2003      2002
-----------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)                $206     $214                $  6      $  9              $11       $11
   Cajamarquilla                                  42       28                   3         1                3         2
   Red Dog                                        56       50                  (3)       (4)              10         9
   Polaris                                         6        9                  --        --               --         3
   Inter-segment sales                           (25)     (26)                 --        --               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                 285      275                   6         6               24        25

COPPER
   Highland Valley Copper                         51       65                   7         9                8        11
   Louvicourt                                      4        6                  (1)       (1)               2         3
   --------------------------------------------------------------------------------------------------------------------
                                                  55       71                   6         8               10        14

GOLD
   Williams                                       24       24                   3         2                3         3
   David Bell                                      8        8                   2         1                1         1
   --------------------------------------------------------------------------------------------------------------------
                                                  32       32                   5         3                4         4

COAL
   Elk Valley Coal Partnership                   126       --                  22        --                5        --
   Elkview                                        --      109                  --        27               --         3
   Bullmoose                                      --       19                  --         4               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                 126      128                  22        31                5         3

OTHER                                              4       15                   1         1               --        --

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                           $502     $521                 $40       $49              $43       $46
=======================================================================================================================

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).



17   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)
--------------------------------------------------------------------------------

                                           FOR THE SIX MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                                             OPERATING                DEPRECIATION
                                                 REVENUES                  PROFIT (LOSS)            AND AMORTIZATION
                                            -------------------         --------------------      ---------------------
($ IN MILLIONS)                                 2003     2002                2003      2002             2003      2002
-----------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)            $         $   399               $  18       $13              $21       $22
                                                 405
   Cajamarquilla                                  86       67                   8         5                6         5
   Red Dog                                       139      132                  (9)       (7)              25        21
   Polaris                                        22       30                  --         1                1         6
   Inter-segment sales                           (50)     (48)                 --         2               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                 602      580                  17        14               53        54

COPPER
   Highland Valley Copper                         99      113                  15        14               14        19
   Louvicourt                                     12       13                  --        (2)               5         6
   --------------------------------------------------------------------------------------------------------------------
                                                 111      126                  15        12               19        25

GOLD
   Williams                                       52       43                   8        --                7         6
   David Bell                                     16       16                   3         2                2         2
   --------------------------------------------------------------------------------------------------------------------
                                                  68       59                  11         2                9         8

COAL
   Elk Valley Coal Partnership (Note 1)          169       --                  30        --                6        --
   Elkview (Note 2)                               65      192                  14        44                2         6
   Bullmoose                                      32       39                   4         9               --        --
   --------------------------------------------------------------------------------------------------------------------
                                                 266      231                  48        53                8         6

OTHER                                              6       26                   1         2               --        --

-----------------------------------------------------------------------------------------------------------------------

TOTAL                                         $1,053   $1,022                 $92       $83              $89       $93
=======================================================================================================================

Notes:
1. Results of the Elk Valley Coal Partnership represent four months of operation commencing March 1, 2003.
2. Elkview results include two months of operation ended February 28, 2003.
3. Depreciation and amortization expenses are deducted in the calculation of operating profit.



18   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Production
--------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                          JUNE 30                                    JUNE 30
                                             ----------------------------------------------------------------------------
                                                       2003                2002                   2003             2002
-------------------------------------------------------------------------------------------------------------------------
REFINED METALS
    ZINC - Tonnes
      Trail                                          72,500              71,500                143,700          144,000
      Cajamarquilla                                  31,200              19,000                 62,700           49,500
      -------------------------------------------------------------------------------------------------------------------
                                                    103,700              90,500                206,400          193,500

    LEAD - Tonnes
      Trail                                          25,200              21,400                 48,100           44,700

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                       142,100             136,200                286,100          277,900
      Antamina                                       22,400              10,600                 38,500           25,400
      Polaris                                            --              28,100                     --           56,400
      Louvicourt                                      1,200               1,200                  2,300            2,400
      -------------------------------------------------------------------------------------------------------------------
                                                    165,700             176,100                326,900          362,100

    COPPER - Tonnes
      Highland Valley                                27,300              30,300                 53,300           58,300
      Antamina                                       14,600              21,100                 30,900           38,500
      Louvicourt                                      1,900               2,600                  5,600            5,600
      -------------------------------------------------------------------------------------------------------------------
                                                     43,800              54,000                 89,800          102,400

    LEAD - Tonnes
      Red Dog                                        30,200              26,300                 59,200           51,700
      Polaris                                            --               7,300                     --           13,000
      -------------------------------------------------------------------------------------------------------------------
                                                     30,200              33,600                 59,200           64,700

    GOLD - Ounces
      Williams                                       46,292              45,458                 98,954           88,433
      David Bell                                     15,257              16,094                 30,948           34,099
      Other                                           3,247               3,937                  6,891            8,043
      -------------------------------------------------------------------------------------------------------------------
                                                     64,796              65,489                136,793          130,575

    COAL - Thousand Tonnes
      Elk Valley Coal Partnership (Note 2)            2,031                  --                  2,707               --
      Elkview (Note 3)                                   --               1,598                    824            2,831
      Bullmoose                                          --                 302                    292              604
      -------------------------------------------------------------------------------------------------------------------
                                                      2,031               1,900                  3,823            3,435

Notes:
1. The above data refers to the company's share of production volume. Production of base metal mines refers to metals contained in concentrate.
2. Results of the Elk Valley Coal Partnership represent four months of operation commencing March 1, 2003.
3.   Elkview results include two months of operation ended February 28, 2003.



19   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Sales
--------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                          JUNE 30                                    JUNE 30
                                             ----------------------------------------------------------------------------
                                                       2003                2002                   2003              2002
-------------------------------------------------------------------------------------------------------------------------
REFINED METALS
    ZINC - Tonnes
      Trail                                          74,800              80,300                143,500           146,700
      Cajamarquilla                                  31,100              20,400                 62,600            47,300
      -------------------------------------------------------------------------------------------------------------------
                                                    105,900             100,700                206,100           194,000

    LEAD - Tonnes
      Trail                                          20,500              27,700                 42,600            40,300

SURPLUS POWER SALES

    Trail - MW.h                                    257,200             164,800                437,900           341,600

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                        97,500              86,700                244,700           215,500
      Antamina                                       24,400              11,800                 36,500            29,900
      Polaris                                         9,300              11,400                 31,600            37,300
      Louvicourt                                      1,200               1,200                  2,300             2,400
      -------------------------------------------------------------------------------------------------------------------
                                                    132,400             111,100                315,100           285,100

    COPPER - Tonnes
      Highland Valley                                21,200              29,200                 41,100            52,000
      Antamina                                       14,700              19,800                 30,200            39,700
      Louvicourt                                      1,900               2,600                  5,600             5,600
      -------------------------------------------------------------------------------------------------------------------
                                                     37,800              51,600                 76,900            97,300

    LEAD - Tonnes
      Red Dog                                         7,600               6,900                  7,600            16,300
      Polaris                                         1,800               5,000                  7,400            12,300
      -------------------------------------------------------------------------------------------------------------------
                                                      9,400              11,900                 15,000            28,600

    GOLD - Ounces
      Williams                                       46,292              45,458                 98,954            88,433
      David Bell                                     15,257              16,094                 30,948            34,099
      By-product                                      2,839               3,903                  5,966             7,569
      -------------------------------------------------------------------------------------------------------------------
                                                     64,388              65,455                135,868           130,101

    COAL - Thousand Tonnes
      Elk Valley Coal Partnership (Note 2)            2,019                  --                  2,680                --
      Elkview (Note 3)                                   --               1,646                    967             2,869
      Bullmoose (Note 4)                                 --                 302                    533               604
      -------------------------------------------------------------------------------------------------------------------
                                                      2,019               1,948                  4,180             3,473

Notes:
1. The above data refers to the company's share of sales volume. Sales of base metal mines refers to metals contained in concentrate.
2. Results of the Elk Valley Coal Partnership represent four months of operation commencing March 1, 2003.
3.   Elkview results include two months of operation ended February 28, 2003.
4. There were no coal sales at Bullmoose in the second quarter as sales were recognized on all production inventory at March 31, 2003.



20   TECK COMINCO LIMITED 2003 SECOND QUARTER REPORT